# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bon Natural Life Ltd, CIK 0001816815
CUSIP: G14492121
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: ROOM 601, BLOCK C, GAZELLE VALLEY, NO.69, JINYE ROAD, HIGH-TECH ZONE, XIAN, SHAANXI, China (F4), 710076
Date of event which requires filing of this statement: 03/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059578

## Reporting persons
- East West Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 1,211,659; shared voting power 0; sole dispositive power 1,211,659; shared dispositive power 0; aggregate amount beneficially owned 1,211,659 (9.9% of the class)
  Comment: Reporting person East West Capital, LLC ("East West") has rights, under a warrant, to own an aggregate number of shares of the Issuer's Class A Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that East West may own, would exceed such a cap. East West's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A Ordinary Shares beneficially owned by East West as of the date of this filing was 1,211,659 shares, which is 9.99% of the 12,128,719 shares outstanding on March 18, 2025 (as reported in the Issuer's Form 424B4 filed on that date).
- Global Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 1,211,659; shared voting power 0; sole dispositive power 1,211,659; shared dispositive power 0; aggregate amount beneficially owned 1,211,659 (9.9% of the class)
  Comment: Global Investors, LLC is the manager of reporting person East West. East West has rights, under a warrant, to own an aggregate number of shares of the Issuer's Class A Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that East West may own, would exceed such a cap. East West's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A Ordinary Shares beneficially owned by East West as of the date of this filing was 1,211,659 shares, which is 9.99% of the 12,128,719 shares outstanding on March 18, 2025 (as reported in the Issuer's Form 424B4 filed on that date).
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 1,211,659; shared voting power 0; sole dispositive power 1,211,659; shared dispositive power 0; aggregate amount beneficially owned 1,211,659 (9.9% of the class)
  Comment: Streeterville Capital, LLC is the sole member of Global Investors, LLC, which is the manager of reporting person East West. East West has rights, under a warrant, to own an aggregate number of shares of the Issuer's Class A Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that East West may own, would exceed such a cap. East West's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A Ordinary Shares beneficially owned by East West as of the date of this filing was 1,211,659 shares, which is 9.99% of the 12,128,719 shares outstanding on March 18, 2025 (as reported in the Issuer's Form 424B4 filed on that date).
- Streeterville Management LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 1,211,659; shared voting power 0; sole dispositive power 1,211,659; shared dispositive power 0; aggregate amount beneficially owned 1,211,659 (9.9% of the class)
  Comment: Streeterville Management, LLC is the manager of Streeterville Capital, LLC, which is the sole member of Global Investors, LLC, which is the manager of reporting person East West. East West has rights, under a warrant, to own an aggregate number of shares of the Issuer's Class A Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that East West may own, would exceed such a cap. East West's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A Ordinary Shares beneficially owned by East West as of the date of this filing was 1,211,659 shares, which is 9.99% of the 12,128,719 shares outstanding on March 18, 2025 (as reported in the Issuer's Form 424B4 filed on that date).
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,211,659; shared voting power 0; sole dispositive power 1,211,659; shared dispositive power 0; aggregate amount beneficially owned 1,211,659 (9.9% of the class)
  Comment: John Fife is the sole member of Streeterville Management, LLC, which is the manager of Streeterville Capital, LLC, which is the sole member of Global Investors, LLC, which is the manager of reporting person East West. East West has rights, under a warrant, to own an aggregate number of shares of the Issuer's Class A Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that East West may own, would exceed such a cap. East West's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A Ordinary Shares beneficially owned by East West as of the date of this filing was 1,211,659 shares, which is 9.99% of the 12,128,719 shares outstanding on March 18, 2025 (as reported in the Issuer's Form 424B4 filed on that date).

## Item 1. Issuer
Name of issuer: Bon Natural Life Ltd
Address of issuer's principal executive offices: ROOM 601, BLOCK C, GAZELLE VALLEY, NO.69, JINYE ROAD, HIGH-TECH ZONE, XIAN, SHAANXI, CHINA, 710076

## Item 2. Person Filing
Name of person filing: This report is filed by East West Capital, LLC, Global Investors, LLC, Streeterville Capital LLC, Streeterville Management LLC, and John M. Fife with respect to the Class A Ordinary Shares of the Issuer that are directly beneficially owned by East West Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
2005 EAST 2700 SOUTH
STE 200
Salt Lake City, UT, 84109
Citizenship:
East West Capital LLC is a Utah limited liability company.
Global Investors LLC is a Wyoming limited liability company.
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,211,659
Percent of class: 9.99%
Sole power to vote or to direct the vote: 1,211,659
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,211,659
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- East West Capital, LLC: John Fife, President (03/21/2025)
- Global Investors, LLC: John Fife, President (03/21/2025)
- Streeterville Capital LLC: John Fife, President (03/21/2025)
- Streeterville Management LLC: John Fife, President (03/21/2025)
- John M Fife: John Fife, John Fife (03/21/2025)